Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

May 18, 2006

Mr. Arun Sarin
Chief Executive
Vodafone Group Public Limited Company
Vodafone House, The Connection
Newbury, Berkshire RG14 2FN, England

> **RE:** **Vodafone Group Public Limited Company**
> **Form 20-F for the fiscal year ended March 31, 2005**
> **Filed June 8, 2005**
> **File No. 1-10086**

Dear Mr. Sarin:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director